BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

May 01, 2007

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

07023214

SUPPL

Dear Sirs,

We have made public on May 01, 2007, the following messages.

- Bridgestone Corporation Announces
  Business and Financial Results for First Quarter of Fiscal 2007

- Bridgestone Corporation Announces
  Revised Financial Projections for First Half of Fiscal 2007

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

K. Yamamoto

Komei Yamamoto
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

Bridgestone

NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Corporation Announces Business and Financial Results for First Quarter of Fiscal 2007

Tokyo (May 1, 2007) - Bridgestone Corporation (the "Company") today announced its unaudited consolidated business and financial results for the period January 1 to March 31, 2007, the first quarter of the current fiscal year (January 1 to December 31, 2007). These results are for the Company and its consolidated subsidiaries, collectively referred to below as the "Companies." The Company had 440 consolidated subsidiaries and 182 equity method affiliates at March 31, 2007.

Here is a summary of the Companies' first quarter results in 2007 and management's revised projections for the Companies' sales and earnings performance for the first half of fiscal year 2007. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥118.05, the exchange rate on March 31.

I. Summary of Business and Financial Performance

A. Sales and earnings

	FY2007 January - March	FY2006 January - March	Increase (decrease)	
	¥ billion	¥ billion	¥ billion	%
Net sales	769.9	704.6	65.2	9
Operating income	51.5	47.4	4.0	8
Ordinary income	44.7	41.7	2.9	7
Net income	28.1	27.1	0.9	4

A defining trend of the business environment in the first quarter was continued global upward movement in the cost of crude oil and other raw materials. The Japanese economy continued to recover gradually as a result of improving corporate earnings and increases in capital spending. In the United States, personal consumption showed an overall increase,

although the economy appears to be slowing and there are concerns about the economy's future direction based on such indicators as a decrease in housing construction. Economic recovery proceeded gradually in Europe, supported by domestic demand. Strong economic growth continued in China while other Asian economies expanded steadily.

Amid such a business environment, the Companies continued efforts to increase production capacity in strategic product lines and continued to benefit from their strengths in research and development. Those efforts enabled the Companies to provide products in a timely manner that fulfill the quality and performance requirements of customers. Additionally, the Companies also continued group-wide efforts to enhance offering highly competitive products and businesses in light of an increasingly difficult business environment caused by changes in the structure of demand and competition.

As a result, net sales in the first quarter increased 9% over the previous first quarter, to ¥769.9 billion [$6.5 billion], while operating income increased 8%, to ¥51.5 billion [$436 million] and ordinary income increased 7%, to ¥44.7 billion [$379 million] as the Companies worked to mitigate the impact of increasing raw material costs. Net income grew 4%, to ¥28.1 billion [$238 million].

B. Segment Information

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

a. By business segment

		FY2007 January - March	FY2006 January – March	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Tires	Sales	623.6	560.8	62.8	11
	Operating income	40.6	35.4	5.1	15
Diversified Products	Sales	153.2	150.3	2.9	2
	Operating income	10.8	11.5	(0.7)	(6)
Consolidated Results	Sales	769.9	704.6	65.2	9
	Operating income	51.5	47.4	4.0	8

In the tire segment, the Companies' operating income in the first quarter increased 15% over the previous first quarter, to ¥40.6 billion [$344 million], on an increase of 11% in sales, to ¥623.6 billion [$5.3 billion]. The earnings contribution from this sales growth offset in part the adverse effect on earnings of rising raw material costs. The Companies worked to maximize their sales momentum by introducing appealing new products worldwide, while at the same time, improving and expanding strategic production sites around the world in support of those products that have been identified as strategic and important to the Companies' future growth.

In the diversified products segment, the Companies' sales in the first quarter increased 2% over the previous first quarter, to ¥153.2 billion [$1.3 billion] due in part to strong business in the automotive components segment. Meanwhile, operating income declined 6%, to ¥10.8 billion [$91 million], due primarily to the impact of severe winter weather on the commercial building materials operations in the United States.

b. By geographical segment

		FY2007 January - March	FY2006 January - March	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Japan	Sales	315.6	296.7	18.9	6
	Operating income	29.7	29.6	-	-
The Americas	Sales	336.4	314.2	22.2	7
	Operating income	11.0	12.9	(1.8)	(14)
Europe	Sales	120.8	96.6	24.2	25
	Operating income	4.4	3.1	1.2	40
Other	Sales(*)	125.5	103.2	22.2	22
	Operating income	9.0	4.8	4.1	85
Consolidated Results	Sales	769.9	704.6	65.2	9
	Operating income	51.5	47.4	4.0	8

(*)Note: In line with a change in the contractual relationship of certain inter-segment transactions in the first half of fiscal 2006 in other regions, sales amounts for the previous first quarter have been restated for the purpose of comparison.

Sales in Japan increased 6%, to ¥315.6 billion [$2.7 billion] over the previous first quarter, and operating income was on a par with the previous first quarter, at ¥29.7 billion [$252 million], in the face of increasing raw material costs. Unit sales of tires in the domestic market remained on a par with those in the previous first quarter, while unit exports were strong enough to exceed those in the previous first quarter. On the whole, sales in the diversified products business also grew steadily.

In the Americas, the Companies' sales in the first quarter increased 7%, to ¥336.4 billion [$2.8 billion], while operating income decreased 14%, to ¥11.0 billion [$93 million], due primarily to the significant impact of high raw material costs. Sales showed solid growth and exceeded the previous first quarter's results through expanding sales of high-value-added products. Almost all operations including the retail & commercial operations in North America and the Latin American tire operations contributed to the increased sales growth although unit sales of passenger car and light truck tires and of truck and bus tires declined slightly in North America, when compared with the previous first quarter.

Sales in Europe increased 25%, to ¥120.8 billion [$1.0 billion] due in part to the exchange gain on the weaker Japanese Yen, and operating income was up 40%, to ¥4.4 billion [$37 million], despite increasing raw material costs. Unit sales of passenger car and light truck tires grew steadily, while unit sales of truck and bus tires increased significantly over the previous first quarter.

In other regions, sales grew 22% to ¥125.5 billion [$1.1 billion], spurred by vigorous marketing activities coupled with efforts to improve and expand production sites in strategic areas and for strategic products. Operating income increased 85%, to ¥9.0 billion [$76 million], despite increasing raw material costs.

C. Cash Flow

		FY2007 January - March	FY2006 January - March	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by (used in) operating activities		36.5	(12.9)	49.4
Net cash used in investing activities		(74.6)	(68.6)	(5.9)
Net cash provided by financing activities		23.2	29.6	(6.3)
Effect of exchange rate changes on cash and cash equivalents		1.9	1.3	0.6
Net decrease in cash and cash equivalents		(12.9)	(50.6)	37.7
Cash and cash equivalents	At beginning of period	198.2	213.5	(15.3)
	At end of period	185.3	162.9	22.4

The Companies' cash and cash equivalents declined ¥12.9 billion [$109 million] in the first quarter, to ¥185.3 billion [$1,570 million], compared with a decrease of ¥50.6 billion [$429 million] in the previous first quarter.

(Cash flow by operating activities)

Net cash provided by operating activities increased ¥49.4 billion [$418 million], to ¥36.5 billion [$309 million], compared with net cash used in operating activities of ¥12.9 billion [$109 million] in the previous first quarter. The principal contributors to that increase included depreciation and amortization of ¥41.1 billion [$348 million], compared with ¥35.3 billion [$299 million] in the previous first quarter; and income before income taxes and minority interests of ¥44.7 billion [$379 million], compared with ¥43.4 billion [$368 million] in the previous first quarter. Those contributors offset a decrease of ¥25.7 billion [$218 million] in notes and accounts receivable, compared with a decrease of ¥42.9 [$363 million] in the previous first quarter; and ¥27.6 billion [$234 million] in income taxes paid, compared with ¥28.8 billion [$244 million] in the previous first quarter.

(Cash flow by investing activities)

Net cash used in investing activities increased ¥5.9 billion [$50 million] compared with the previous first quarter, to ¥74.6 billion [$632 million]. Expenditures included payments of ¥71.7 billion [$607 million] for purchase of property, plant and equipment, compared with payments of ¥63.6 billion [$539 million] in the previous first quarter.

(Cash flow by financing activities)

Net cash provided by financing activities decreased ¥6.3 billion [$53 million] compared with the previous first quarter, to ¥23.2 billion [$197 million]. The net increase in borrowings and bonds was ¥32.6 billion [$276 million], compared with ¥43.9 billion [$372 million] in the previous first quarter.

II. Projections

Below is a summary of management's projections for consolidated sales and earnings in the first half (January 1 to June 30, 2007) of the current fiscal year. These projections are revisions to the projections announced by the Company on February 20, 2007. The revisions are due in part to the expectation that the Companies will incur exchange gains on the weaker-than-expected Japanese Yen against the US dollar and the euro.

Regarding consolidated sales and earnings for the full year (January 1 to December 31, 2007), revisions to those projections, if any, would be made at the time the Company announces their first-half business and financial results for fiscal 2007. The

stronger-than-expected sales performance has been continuing, especially in markets outside Japan. Profitability is still an issue, however, as prices for raw materials remain high.

[Consolidated]

	(Revised) FY2007 1H Projections	FY2006 1H Results	Increase (decrease)		(Initial) FY2007 1H Projections
	¥ billion	¥ billion	¥ billion	%	¥ billion
Net sales	1,565.0	1,424.8	140.2	10	1,470.0
Operating income	89.0	84.1	4.9	6	76.0
Ordinary income	72.0	70.8	1.2	2	58.0
Net income	45.0	32.8	12.2	37	35.0

(Reference)

The summary below shows the management's projections for non-consolidated sales and earnings in the first half (January 1 to June 30, 2007) of the current fiscal year. These projections are revisions to the projections announced by the Company on February 20, 2007 and are due in part to the current expectation that the Yen will be weaker against the US dollar and the euro than originally anticipated, combined with the expectation of dividend revenue from subsidiary shares due to the reorganization of certain domestic subsidiaries.

[Non-consolidated]

	(Revised) FY2007 1H Projections	FY2006 1H Results	Increase (decrease)		(Initial) FY2007 1H Projections
	¥ billion	¥ billion	¥ billion	%	¥ billion
Net sales	480.0	445.4	34.6	8	455.0
Operating income	49.0	46.4	2.5	5	37.0
Ordinary income	57.0	53.3	3.6	7	38.0
Net income	39.0	39.2	(0.2)	(1)	26.0

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

- end -

Consolidated Financial Statements

Consolidated Balance Sheet (Unaudited)

	FY2006 1Q (As of 31 March 2006)		FY2007 1Q (As of 31 March 2007)		FY2006 (As of 31 December 2006)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Assets							
Current Assets:							
Cash and deposits	158,337		159,699		183,319		(23,620)
Notes and accounts receivable	499,318		546,348		565,581		(19,233)
Inventories	508,253		557,977		549,525		8,452
Other	124,387		170,128		152,213		17,915
Total Current Assets	1,290,297	47.1	1,434,153	47.0	1,450,639	47.5	(16,486)
Fixed Assets:							
Tangible assets	882,655		1,015,765		1,003,413		12,352
Other	567,367		603,492		599,386		4,106
Total Fixed Assets	1,450,023	52.9	1,619,257	53.0	1,602,799	52.5	16,458
Total	2,740,320	100.0	3,053,411	100.0	3,053,439	100.0	(28)
Liabilities							
Current Liabilities:							
Notes and accounts payable	303,719		339,514		385,883		(46,369)
Short-term borrowings and current portion of bonds	270,945		389,910		327,113		62,797
Accrued expenses	176,984		187,645		180,665		6,980
Other	74,497		77,311		84,782		(7,471)
Total Current Liabilities	826,147	30.1	994,381	32.5	978,444	32.1	15,937
Long-term Liabilities:							
Bonds	127,363		128,617		128,518		99
Long-term borrowings	228,085		220,266		249,224		(28,958)
Accrued pension and liability for retirement benefits	195,460		313,784		329,675		(15,891)
Other	154,548		136,084		145,730		(9,646)
Total Long-term Liabilities	705,458	25.8	798,752	26.2	853,149	27.9	(54,397)
Total Liabilities	1,531,605	55.9	1,793,133	58.7	1,831,593	60.0	(38,460)

Consolidated Financial Statements

Consolidated Balance Sheet (Unaudited)

	FY2006 1Q (As of 31 March 2006)		FY2007 1Q (As of 31 March 2007)		FY2006 (As of 31 December 2006)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Minority Interests							
Minority Interests	33,709	1.2	–	–	–	–	–
Shareholders' Equity							
Common stock	126,354	4.6	–	–	–	–	–
Capital surplus	122,078	4.5	–	–	–	–	–
Retained earnings	913,477	33.3	–	–	–	–	–
Net unrealized gain on available-for-sale securities	172,316	6.3	–	–	–	–	–
Foreign currency translation adjustments	(96,221)	(3.5)	–	–	–	–	–
Treasury stock-at cost	(62,999)	(2.3)	–	–	–	–	–
Total Shareholders' Equity	1,175,005	42.9	–	–	–	–	–
Total	2,740,320	100.0	–	–	–	–	–
Net Assets							
Shareholders' Equity:							
Common stock	–		126,354		126,354		–
Capital surplus	–		122,080		122,078		2
Retained earnings	–		918,372		887,216		31,156
Treasury stock-at cost	–		(62,557)		(62,746)		189
Total Shareholders' Equity	–	–	1,104,250	36.2	1,072,903	35.1	31,347
Net unrealized gain(loss) and translation adjustments:							
Net unrealized gain on available-for-sale securities	–		173,851		170,249		3,602
Deferred gain on derivative instruments	–		46		22		24
Foreign currency translation adjustments	–		(60,317)		(64,020)		3,703
Total Net unrealized gain(loss) and translation adjustments	–	–	113,579	3.7	106,251	3.5	7,328
Minority Interests:	–	–	42,448	1.4	42,691	1.4	(243)
Total Net Assets	–	–	1,260,277	41.3	1,221,846	40.0	38,431
Total	–	–	3,053,411	100.0	3,053,439	100.0	(28)

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income (Unaudited)

	FY2006 1Q (Three months ended 31 March 2006)		FY2007 1Q (Three months ended 31 March 2007)		Increase (decrease)		FY2006 (Year ended 31 December 2006)	
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million	%
Net Sales	704,676	100.0	769,909	100.0	65,233	–	2,991,275	100.0
Cost of Sales	467,193	66.3	515,112	66.9	47,919	0.6	2,005,536	67.0
Gross profit	237,483	33.7	254,797	33.1	17,314	(0.6)	985,739	33.0
Selling, General and Administrative Expenses	189,988	27.0	203,296	26.4	13,308	(0.6)	794,862	26.6
Operating income	47,494	6.7	51,500	6.7	4,006	–	190,876	6.4
Non-operating Income :	4,230	0.6	6,836	0.9	2,606	0.3	23,209	0.8
Interest income and dividend income	981		1,560				7,588	
Other	3,249		5,276				15,621	
Non-operating Expenses :	9,967	1.4	13,621	1.8	3,654	0.4	54,506	1.9
Interest expense	5,108		6,975				22,919	
Foreign currency exchange loss	1,278		1,942				5,511	
Other	3,580		4,703				26,074	
Ordinary income	41,757	5.9	44,716	5.8	2,959	(0.1)	159,579	5.3
Extraordinary Income :	1,681	0.3	–	–	(1,681)	(0.3)	8,089	0.3
Gains on sales of tangible assets	1,681		–				6,356	
Gains on sales of investments in securities	–		–				1,733	
Extraordinary Loss :	–	–	–	–	–	–	27,517	0.9
Impairment losses on assets	–		–				5,774	
Plant restructuring costs in the Americas	–		–				21,743	
Income before income taxes and minority interests	43,439	6.2	44,716	5.8	1,277	(0.4)	140,152	4.7
Income taxes	15,470	2.2	15,132	1.9	(338)	(0.3)	51,265	1.8
Minority Interests	795	0.1	1,441	0.2	646	0.1	3,766	0.1
Net Income	27,173	3.9	28,142	3.7	969	(0.2)	85,120	2.8

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows (Unaudited)

	FY2006 1Q (Three months ended 31 March 2006)	FY2007 1Q (Three months ended 31 March 2007)	Increase (decrease)	FY2006 (Year ended 31 December 2006)
	Yen in million	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities :				
Income before income taxes and minority interests	43,439	44,716	1,277	140,152
Depreciation and amortization	35,399	41,190	5,791	145,348
(Increase) decrease in notes and accounts receivable	33,623	19,035	(14,588)	(16,781)
Increase in inventories	(40,703)	(8,509)	32,194	(64,621)
Increase (decrease) in notes and accounts payable	(42,952)	(25,717)	17,235	6,088
Income taxes paid	(28,881)	(27,670)	1,211	(60,944)
Other	(12,865)	(6,536)	6,329	(99)
Net Cash Provided by (Used in) Operating Activities	(12,939)	36,508	49,447	149,141
Cash Flows from Investing Activities :				
Payments for purchase of tangible assets	(63,631)	(71,763)	(8,132)	(250,223)
Other	(5,037)	(2,896)	2,141	(5,485)
Net Cash Used in Investing Activities	(68,669)	(74,660)	(5,991)	(255,708)
Cash Flows from Financing Activities :				
Net increase in borrowings and bonds	43,935	32,670	(11,265)	108,295
Cash dividends paid	(10,517)	(9,046)	1,471	(20,308)
Other	(3,815)	(343)	3,472	(6,589)
Net Cash Provided by Financing Activities	29,601	23,281	(6,320)	81,397
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,326	1,936	610	9,857
Net Decrease in Cash and Cash Equivalents	(50,680)	(12,934)	37,746	(15,311)
Cash and Cash Equivalents at Beginning of Period	213,581	198,269	(15,311)	213,581
Cash and Cash Equivalents at End of Period	162,900	185,335	22,435	198,269

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information (Unaudited)

1. Business Segment Information

FY2006 1st Quarter (Three months ended 31 March 2006) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	560,132	144,544	704,676	—	704,676
(2)Intersegment sales and transfers	736	5,757	6,493	(6,493)	—
Total	560,868	150,301	711,170	(6,493)	704,676
Operating expenses	525,413	138,719	664,133	(6,951)	657,181
Operating income	35,454	11,582	47,037	457	47,494

FY2007 1st Quarter (Three months ended 31 March 2007) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	622,907	147,001	769,909	—	769,909
(2)Intersegment sales and transfers	784	6,248	7,032	(7,032)	—
Total	623,692	153,249	776,942	(7,032)	769,909
Operating expenses	583,052	142,409	725,461	(7,053)	718,408
Operating income	40,640	10,840	51,480	20	51,500

FY2006 (Year ended 31 December 2006) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,393,165	598,109	2,991,275	—	2,991,275
(2)Intersegment sales and transfers	3,780	28,760	32,541	(32,541)	—
Total	2,396,946	626,870	3,023,816	(32,541)	2,991,275
Operating expenses	2,257,876	575,118	2,832,994	(32,595)	2,800,398
Operating income	139,069	51,752	190,822	54	190,876

2. Geographical Segment Information

FY2006 1st Quarter (Three months ended 31 March 2006) (Yen in million)

	Japan	The Americas	Europe	Other(*)	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	213,239	312,075	95,386	83,974	704,676	—	704,676
(2)Intersegment sales and transfers	83,536	2,170	1,235	19,299	106,241	(106,241)	—
Total	296,776	314,245	96,622	103,274	810,918	(106,241)	704,676
Operating expenses	267,115	301,337	93,433	98,387	760,273	(103,091)	657,181
Operating income	29,660	12,908	3,188	4,887	50,645	(3,150)	47,494

(*)In line with a change in the contractual relationship of certain inter-segment transactions, Intersegment sales and transfers and Operating expenses have been restated for the purpose of comparison. It does not affect Consolidated results.

FY2007 1st Quarter (Three months ended 31 March 2007) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	218,465	333,008	119,654	98,781	769,909	—	769,909
(2)Intersegment sales and transfers	97,217	3,461	1,193	26,764	128,636	(128,636)	—
Total	315,682	336,469	120,847	125,545	898,546	(128,636)	769,909
Operating expenses	285,925	325,393	116,370	116,507	844,196	(125,788)	718,408
Operating income	29,757	11,076	4,477	9,038	54,349	(2,848)	51,500

FY2006 (Year ended 31 December 2006) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	896,742	1,324,038	413,952	356,541	2,991,275	—	2,991,275
(2)Intersegment sales and transfers	358,863	9,533	4,536	84,668	457,602	(457,602)	—
Total	1,255,605	1,333,572	418,489	441,210	3,448,877	(457,602)	2,991,275
Operating expenses	1,138,027	1,291,520	403,612	420,954	3,254,115	(453,716)	2,800,398
Operating income	117,578	42,052	14,876	20,255	194,762	(3,886)	190,876

BRIDGESTONE

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(81-3) 3563-6811

BRIDGESTONE CORPORATION

Public Relations

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Phone : (03)3563-6811

Fax : (03)3567-4615

Bridgestone Corporation Announces Revised Financial Projections for First Half of Fiscal 2007

Tokyo (May 1, 2007) - Bridgestone Corporation today announced revisions to its consolidated and non-consolidated financial projections for the period January 1 to June 30, 2007, the first half of the current fiscal year (January 1 to December 31, 2007). Its original projections were announced on February 20, 2007. Set forth below is a summary of management's revised projections of consolidated and non-consolidated sales and earnings for the first half of the fiscal year 2007.

Consolidated Financial Projections (January 1 to June 30, 2007)

	(Revised) FY2007 1H Projections	(Original) FY2007 1H Projections	Increase (decrease)		(Reference) FY2006 1H Results
	¥ million	¥ million	¥ million	%	¥ million
Net sales	1,565,000	1,470,000	95,000	6.5	1,424,800
Operating income	89,000	76,000	13,000	17.1	84,112
Ordinary income	72,000	58,000	14,000	24.1	70,840
Net income	45,000	35,000	10,000	28.6	32,815

Management expects consolidated sales and earnings in the first half (January 1 to June 30, 2007) of the current fiscal year to increase over the projections announced on February 20, 2007 due in part to the weaker-than-expected Japanese Yen against the US dollar and the euro.

Non-Consolidated Financial Projections (January 1 to June 30, 2007)

(Reference)

	(Revised) FY2007 1H Projections	(Original) FY2007 1H Projections	Increase (decrease)		FY2006 1H Results
	¥ million	¥ million	¥ million	%	¥ million
Net sales	480,000	455,000	25,000	5.5	445,448
Operating income	49,000	37,000	12,000	32.4	46,463
Ordinary income	57,000	38,000	19,000	50.0	53,356
Net income	39,000	26,000	13,000	50.0	39,237

Management expects net sales and operating income in the first half (January 1 to June 30, 2007) of the current fiscal year to increase over the projections announced on February 20, 2007 due in part to the weaker-than-expected Japanese Yen against the US dollar and the euro. Management also expects an increase in ordinary income and net income over the projections announced on February 20, 2007 due in part to the current expectation that the Yen will be weaker against the US dollar and the euro, combined with dividend revenue from subsidiary shares due to the reorganization of certain domestic subsidiaries.

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